                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMARIN CORPORATION PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------
                           AMERICAN DEPOSITORY SHARES
       EACH REPRESENTING ONE ORDINARY SHARE, POUND STERLING1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   023111 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MARTIN P. SUTTER
                     10001 WOODLOCH FOREST DRIVE, SUITE 175
                           THE WOODLANDS, TEXAS 77380
                                 (281) 364-1555
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                JANUARY 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Essex Woodlands Health Ventures Fund V, L.P.
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   WC
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   Delaware
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              3,220,420
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           -0-
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             3,220,420
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              -0-
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   PN
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Essex Woodlands Health Ventures Fund V, L.L.C.
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   OO
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   Delaware
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              3,220,420
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           -0-
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             3,220,420
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              -0-
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   OO
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James L. Currie
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   OO
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   United States
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              -0-
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           3,220,420
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             -0-
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              3,220,420
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   IN
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Martin P. Sutter
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   OO
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   United States
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              -0-
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           3,220,420
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             -0-
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              3,220,420
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   IN
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Immanuel Thangaraj
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   OO
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   United States
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              -0-
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           3,220,420
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             -0-
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              3,220,420
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   IN
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CUSIP NO.          023111 10 7                                                                         PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J. Douglas Eplett
--------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)    [   ]
   2
                                                                                                           (b)    [ X ]
--------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
                   OO
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)
   5                                                                                                               [  ]

--------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                   United States
-------------------------------------------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                   7
                                              -0-
           NUMBER OF             -----------------------------------------------------------------------------------------
            SHARES                       SHARED VOTING POWER
         BENEFICIALLY              8
           OWNED BY                           3,220,420
             EACH                -----------------------------------------------------------------------------------------
           REPORTING                     SOLE DISPOSITIVE POWER
            PERSON                 9
             WITH                             -0-
                                 -----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                   10
                                              3,220,420
-------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
                   3,220,420
--------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12                                                                                                             [  ]

--------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                   8.6%
--------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
   14
                   IN
--------------------------------------------------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the American Depository Shares of Amarin Corporation PLC (the "Company"), each of which represents one ordinary share, Pound Sterling1.00 per share (the "Ordinary Shares"), of the Company. The Company's principal executive offices are located at 7 Curzon Street, London W1J5HG, England.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (the "Partnership"), Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, and J. Douglas Eplett, an individual (collectively, the "Reporting Persons").

         (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.

         (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. Messrs. Currie, Sutter, Thangaraj and Eplett are Managing Directors of the General Partner.

         (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Currie, Sutter, Thangaraj and Eplett are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 27, 2003, the Partnership entered into a Subscription Agreement (the "Subscription Agreement") with the Company, pursuant to which the Partnership agreed to purchase 2,012,361 Ordinary Shares of the Company for a purchase price of $3.4785 per share, which was based upon the average closing price of the Company's American Depository Shares for the five trading days ended January 14, 2003. The funds to purchase the Ordinary Shares were obtained from working capital contributed by the partners in the Partnership.

         The Ordinary Shares purchased under the Subscription Agreement have certain registration rights under a certain Registration Rights Agreement executed in connection with the Subscription Agreement whereby the Company would effect a Registration Statement on Form F-3 as soon as possible, but in any event prior to 90 days, after the transaction. The forms of the Subscription Agreement and the Registration Rights Agreement are filed as Exhibit 2.11 and
Exhibit 2.12, respectively, to the Company's Form 20-F on April 24, 2003. The Company filed a Registration Statement on Form F-3 with the Commission on April 25, 2003.

         On October 6, 2004, the Partnership purchased an additional 1,267,159 Ordinary Shares in a private placement at a price of $0.947 per share, which was based on the average closing price of the Company's American Depositary Shares for the ten trading days ended October 6, 2004. The Company intends to file a registration statement for such shares with the Commission within 60 days of the transaction. The funds to purchase the additional Ordinary Shares were obtained from working capital contributed by the partners in the Partnership.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Ordinary Shares of the Company reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Ordinary Shares or their equivalents either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Ordinary Shares, general economic conditions, money and stock market conditions and other future developments.

         Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

         The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5.  Interest in Securities of the Partnership

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of the Company's Ordinary Shares outstanding on November 11, 2004 (which includes Ordinary Shares represented by outstanding American Depository Shares) was 37,632,123.

         THE PARTNERSHIP. As of the date of filing this Schedule 13D, the Partnership is the holder of record of 3,220,420 American Depository Shares of the Company, representing approximately 8.6% of the Ordinary Shares outstanding, and has sole voting and investment power with respect to such securities.

         THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         MESSRS. CURRIE, SUTTER, THANGARAJ AND EPLETT. Under the operating agreement of the General Partner, Messrs. Currie, Sutter, Thangaraj and Eplett have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter, Thangaraj and Eplett may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by the Partnership. Messrs. Currie, Sutter, Thangaraj and Eplett disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         On October 6, 2004, the Partnership purchased an additional 1,267,159 Ordinary Shares as described in Item 3 herein.

         On November 9, 2004, the Partnership disposed of 50,000 Ordinary Shares of the Company for $3.7752 per share and 9,100 Ordinary Shares of the Company for $4.00 per share in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 7.  Material to be filed as Exhibits

         Exhibit A: Joint Filing Agreement, dated December 7, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2004                 ESSEX WOODLANDS HEALTH VENTURES
                                       FUND V, L.P.

                                           By: Essex Woodlands Health Ventures
                                               V, L.L.C.

                                                   /s/ Martin P. Sutter
                                           -------------------------------------
                                           Name:   Martin P. Sutter
                                           Title:  Managing Director


                                       ESSEX WOODLANDS HEALTH VENTURES
                                       V, L.L.C.


                                          /s/ Martin P. Sutter
                                       -----------------------------------------
                                       Name:  Martin P. Sutter
                                       Title: Managing Director



                                          /s/ James L. Currie
                                       -----------------------------------------
                                       Name:  James L. Currie


                                          /s/ Martin P. Sutter
                                       -----------------------------------------
                                       Name:  Martin P. Sutter



                                          /s/ Immanuel Thangaraj
                                       -----------------------------------------
                                       Name:  Immanuel Thangaraj



                                          /s/ J. Douglas Eplett
                                       -----------------------------------------
                                       Name:  J. Douglas Eplett

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the American Depository Shares representing Ordinary Shares of Amarin Corporation PLC, has been adopted and filed on behalf of each of them,
(ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Date: December 7, 2004                 ESSEX WOODLANDS HEALTH VENTURES
                                       FUND V, L.P.

                                           By: Essex Woodlands Health Ventures
                                               V, L.L.C.

                                            /s/ Martin P. Sutter
                                           -------------------------------------
                                           Name:   Martin P. Sutter
                                           Title:     Managing Director


                                       ESSEX WOODLANDS HEALTH VENTURES
                                       V, L.L.C.


                                          /s/ Martin P. Sutter
                                       -----------------------------------------
                                       Name:  Martin P. Sutter
                                       Title: Managing Director

                                          /s/ James L. Currie
                                       -----------------------------------------
                                       Name:  James L. Currie


                                          /s/ Martin P. Sutter
                                       -----------------------------------------
                                       Name:  Martin P. Sutter



                                          /s/ Immanuel Thangaraj
                                       -----------------------------------------
                                       Name:  Immanuel Thangaraj



                                          /s/ J. Douglas Eplett
                                       -----------------------------------------
                                       Name:  J. Douglas Eplett